Mail Stop 3561

      December 21, 2005

Via U.S. Mail and Fax (787-282-0958)

Mr. Adail Ortiz
Vice President and Chief Financial Officer
Telecomunicaciones de Puerto Rico, Inc.
1515 FD Roosevelt Ave.
Guaynabo, Puerto Rico 00968


	RE:	Telecomunicaciones de Puerto Rico, Inc.
      Form 10-K for the Year ended December 31, 2004
		Filed March 31, 2005
		File No. 333-85503

Dear Mr. Ortiz:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Consolidated statement of operations, page 43
1. Revise your presentation of operating costs and expenses to comply with Rule 5-03 of Regulation S-X (i.e. costs of revenues, S, G&A, etc.)

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 47
2. Addressing any relevant accounting literature supplementally tell us in detail how you account for:

a. the loss on sales of handsets;

b. the sales of service and handsets through your kiosks and stores;

c. the sales of service and handsets through dealers and agent outlets.
3. We note that you defer activation and installation revenues and certain related costs for both wireline and wireless. Confirm, if it is true, that you deferred costs to the extent of deferred revenues.
Revise your disclosures in future filings.
Property, Plant and Equipment and Depreciation, page 47

4. Explain to us your accounting for the depreciation expenses under the composite group remaining life and the straight-line composite rates. Advise us the various items with their respective lives included in each group such as `Outside Plant` and `Central Office and Transmission Equipment`. Also, tell us your basis in using these depreciation methods.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Telecomunicaciones de Puerto Rico, Inc.
December 21, 2005
Page 1